August 28, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technology and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian
Laura Veator

Re:	Square, Inc.

Form 10-Q for the Quarter Ended March 31, 2018

Filed May 2, 2018

File No. 001-37622

Ladies and Gentlemen:

Square, Inc. (“Square” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 16, 2018, relating to the Company’s Form 10-Q for the fiscal quarter ended March 31, 2018 (File No. 001-37622) originally filed with the Commission on May 2, 2018 (the “Form 10-Q”).

In this letter, the comments from the Staff have been recited in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-Q for the Quarter Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements

Note 2 - Revenue

Revenue Recognition

Transaction-based revenue, page 11

1.

We note you have determined that your transaction-based revenue represents a single performance obligation. Please tell us each promised good or service you have identified in these arrangements. In addition, provide us your analysis regarding how you determined that all goods and services in these arrangements should be combined. Reference 606-10-25-19 through 22.

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The Company respectfully advises the Staff that Square offers Sellers (who are the Company’s customers, also known as “merchants”) a full service, managed payments offering that combines software with hardware to enable sellers to turn mobile and computing devices into payment and point-of-sale solutions. Through the Square Point of Sale app, Sellers can accept in person payments from their customers (the “Buyers”). The Company’s technology also offers Sellers the ability to take payments online via Square Invoices, Square Virtual Terminal, or the Seller’s website.

With Square’s managed payments solution, the specified service provided by the Company to the Seller is a transaction processing service that incorporates all the activities that result in collecting the funds from the financial institution that issues the Buyer’s payment card (referred to as the “Issuing Bank”) and delivering those funds to the Seller. Square serves as the merchant of record (discussed in more detail in the response to the Staff’s second question below) on behalf of the Company’s Sellers and processes the card transaction through to the ultimate settlement of funds.

These promised goods or services by the Company can be broken down into the following:

1.	Be the merchant of record, initiate and direct a card transaction through ultimate settlement of funds to the Company’s Sellers.

2.

Pre-authorization services to identify potentially fraudulent transactions before presenting the transaction to the Issuing Bank through the card network. In some cases, this may involve correcting technicalities that would otherwise stop the transaction from being processed. In other cases, this may involve identifying and declining problematic transactions before they are routed to the Issuing Bank for authorization.

3.	Authorization and settlement of the transaction.

4.

Routing the transaction to and from the Issuing Bank and the Acquiring Bank for authorization and settlement. The Issuing Bank and Acquiring Bank are financial institutions involved in the transaction settlement process and are discussed in more detail in the response to the Staff’s second question below.

5.	Sending and receiving transaction information and other data to and from the Card Networks. Card Networks provide the infrastructure for card payment information to flow.

6.	Fund settlement to the Seller subsequent to the Buyer’s card transaction.

In order to assess if the promised goods or services identified above should be considered separate performance obligations or a single performance obligation, the Company assessed whether the promised goods or services are distinct in accordance with Accounting Standards Codification (“ASC”) 606-10-25-19 and 21.

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In assessing whether the promised goods or services identified are capable of being distinct, the Company considered ASC 606-10-25-19 which states:

“A good or service that is promised to a customer is distinct if both of the following criteria are met:

a. The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b. The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contracts (that is, the promise to transfer the good or service is distinct within the context of the contract).”

The Company considers that the Seller can benefit from each of these services together with other resources that are readily available. Therefore, the Company determined that the promises meet the criterion in ASC 606-10-25-19a and are capable of being distinct.

In assessing the criterion in ASC 606-10-25-19b, the Company further considered the guidance in ASC 606-10-25-21. ASC 606-10-25-21 states:

“In assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 19b, the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined items or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a. The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods and services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.

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b. One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

c. The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.”

With respect to criterion a set forth above, the Company is using the goods or services as inputs to produce or deliver the combined output or outputs required by the customer. The terms of service outline a promise to Sellers to provide a managed payments solution and ultimately settle cash (less fees charged by the Company). In order to fulfill this promise, the Company must integrate these various inputs to deliver the combined service to the Seller. The utility to the Seller is in the full suite of the promises collectively and not in each individual promise on a standalone basis. The Company’s deliverables are all presented to the Seller in the contract as a single integrated service that includes the sub-services provided in the transaction processing ecosystem. For example, the Sellers only pay a designated fee for all of the combined services. Additionally, Sellers are not party to the agreements executed between the Company and the vendors related to transaction processing activities.

With respect to criterion b, the Company modifies the service by taking the inputs purchased from others and, as the merchant of record, provides a transformative service that extends beyond transaction processing. Due to the Company’s integrated hardware, software, and cloud based solutions, Square is in a unique position to provide pre-authorization services to Sellers. This significantly reduces the risk of loss due to fraud, as the Company is able to detect anomalies in the cards being used and the physical locations of the card holders before even presenting the transaction to the Issuing Bank through the card network. For example, because of the Company’s cloud-based solutions, transactions can be compared real-time, and if a Seller attempts to run a card present transaction in California for the same credit card that a Seller in New York just processed as a card present transaction, the Company’s machine learning risk model will systematically decline the transaction before even sending it through the payment network. This feature, which is performed immediately and before the transaction enters the processing ecosystem, allows the Company to flag and decline likely fraudulent transactions upfront and avoid future chargebacks for Sellers. The Company’s risk model will also decline transactions with certain risk characteristics and will address technical problems with the transaction that may stop the transaction from being authorized by the Issuing Bank. As the merchant of record, the Company is privy to

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information normally only available to the Seller, which would not be available if the Company was only a payment processing service provider. Additionally, as the merchant of record, the Company takes ultimate ownership of the funds upon settlement thereby allowing the Company to fulfill its promise to Sellers to provide settlements more quickly as the Acquiring Banks do not send funds directly to the Seller to settle the transaction.

With respect to criterion c, the services are highly interdependent and highly interrelated. Each of the services is dependent upon one or more of the other services in the contract. For example, the Company would not be able to settle funds to Sellers if the preceding activities of initiation, pre-authorization, authorization, and routing of the transaction did not occur. Therefore, the Company would not be able to fulfill its promises to the Seller without transferring all of these services together to provide the final combined deliverable.

Based on the assessment of the criteria in ASC 606-10-25-21, the Company does not meet the criterion in ASC 606-10-25-19b, as the promises are not distinct within the context of the contract. Therefore, the promises should be assessed as a single performance obligation in accordance with ASC 606-10-25-22 and the Company accounts for all of the services promised in a contract as a single performance obligation.

The Company further advises the Staff that as part of the value proposition to Sellers, as noted in the marketing materials and information posted on the Company’s website, the Company also promises Sellers data analytics for no additional fee and chargeback protection under certain guidelines for up to $250 in chargebacks per Seller per month, provided Sellers agree to follow our best practices for accepting card payments, for no additional fee. Data analytics is a functionality within the transaction processing platform that is available to all Sellers who use the Company’s managed payments solutions. By reference to ASC 606-10-25-21, the Company considers data analytics to be an integral part of the managed payments solution that is delivered to Sellers with the information being captured and updated on a real-time basis as transactions are processed. The Company considers that the data analytics is delivered once the data is updated and available to the customer, which happens immediately as transactions are processed. While the data analytics would be beneficial to the Seller when applied to payment processing, and as such would qualify as a distinct performance obligation, any revenue associated with it would also be recognized at the same time as the related transaction processing revenue.

Chargebacks arise when a Buyer contests a charge. The Card Networks hold the Company liable as the merchant of record and the Company may be unable to recover such losses from the Sellers under the terms of service the Company has with such Seller. Examples of when chargebacks arise include: when the Seller did not comply with Card

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Network rules such as getting a signature if required, the Seller did not obtain the appropriate Buyer information for card not present transactions, the Seller becomes insolvent, or for fraud loss in situations where a Buyer used a stolen credit card on card not present transactions. The chargeback protection is therefore more like an assurance to our Sellers protecting Sellers from such losses. The Company will cover up to $250 in eligible chargeback protection per month, and while the Company believes this protection may qualify as a separate promise, the revenue attributable to that promise would be recognized in the same month and reporting period as the associated transaction processing revenue. For clarity, if there is Buyer fraud, then the Issuing Bank is liable for the loss, while the Company as the merchant of record is liable if there is Seller fraud.

2.

Your disclosure indicates that transaction fees collected from sellers are recognized as revenue on a gross basis as the Company is the principal in the delivery of the managed payments solutions to the sellers. Please describe the services provided by each party involved in the payment processing transaction and tell us how you determined you control each service before it is transferred to the customer. Please also address your disclosure on page 58 that you rely on third parties that you do not control. Reference ASC 606-10-55-36 through 40.

The Company respectfully advises the Staff that unlike traditional payment processing services offered by certain players in the marketplace, the Company is both the merchant of record for the transaction as well as the Payment Service Provider (discussed in more detail below). As the merchant of record, the Company is the party responsible for settling funds with the Seller and is exposed to the risk of loss associated with the transaction processing service. The Company has negotiated terms and entered into contractual arrangements directly with the sub-service providers of transaction processing services, including the Acquiring Processors and Card Networks, and indirectly with the Issuing Banks. These contracts include negotiated terms, such as more favorable pricing, that are generally not available to Sellers if they were to contract directly with these sub-service providers. Additionally, the Company receives proceeds from transaction processing directly and also levies all costs associated with transaction processing activities. For the services that the Company currently offers, the Buyers’ payment card statements include the Company in the description of who is paid as a result of the Company acting as the merchant of record for the transaction. The Sellers’ contract with the Company is to receive transaction processing services. The Company incurs costs and pays the sub-service providers for their services whether or not the Seller fulfills its obligations under its contract with the Company. The Company is also exposed to chargebacks that may arise when a Buyer contests a charge and the Card Networks hold the Company liable and the Company is unable to recover such losses from the Sellers under the terms of service with such Seller. As the merchant of record, the Company also maintains payment card industry (“PCI”) compliant hardware and software. Under these PCI standards, provided a Seller uses Square for all storage, processing, and transmission of a Seller’s card data, the Company may be held liable for certain costs associated with breach of payment card information stored by the Company or the Sellers. The Company’s transaction processing platform incorporates security features to try to ensure such compliance.

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Under the traditional payment processing services offered by certain players in the marketplace, the Seller is the merchant of record and the payment processing service providers connect Sellers to the electronic financial system, so that they can accept card payments. Under these traditional arrangements, the payment processors do not assume chargeback risk and they generally pass the transaction processing costs, including the interchange and assessment fees, through to the Sellers. Additionally, the traditional payment processors do not ultimately assume obligation for PCI compliance and a Seller would need to comply with PCI standards directly.

Parties involved in transaction processing and their roles

The Company respectfully advises the Staff that the parties involved and their roles in the delivery of the managed payments solution (transaction processing services) that the Company provides to its customers, include:

•

Payment Service Provider / Merchant of Record: The Company is both the Payment Service Provider and the merchant of record. As such, the Company is the provider of the payment services that holds the direct relationship with the Seller and facilitates the rest of the transaction on behalf of the Seller. The Company is also the merchant of record for the transaction and as such, is liable for the settlement of transactions processed and is exposed to risk loss. Because the Company acts as the merchant of record, the Company is able to determine its own risk criteria for onboarding Sellers as well as the fees it charges the Sellers. In a traditional payment processing service arrangement, the Payment Service Provider is not the merchant of record, instead the Seller would be the merchant of record.

•

Acquiring Processor: The Acquiring Processor is the provider of the back-end technology that facilitates the flow of payment information through the Card Networks to the Issuing Bank. Some examples of Acquiring Processors include Chase Paymentech (Paymentech), First Data Corporation, American Express (“AMEX”), Global Payments Inc., and Worldpay, Inc. (formerly Vantiv, Inc.). The Company has contractual arrangements with various Acquiring Processors such as Paymentech, First Data Corporation, and AMEX. In a traditional payment processing service arrangement, the Acquiring Processors have a direct relationship with the Seller.

•	Acquiring Bank: The Acquiring Bank is the financial institution associated with the Acquiring Processor which maintains the relationships with the Card Networks.

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•

Card Networks: The Card Networks are the providers of the infrastructure for card payment information to flow from the Acquiring Bank to the Acquiring Processor. Examples of Card Networks include Visa, MasterCard, AMEX, and Discover.

•	Buyer: The Buyer is the Seller’s customer, who purchases a good or service from the Seller.

•	Issuing Bank: The Issuing Bank is the financial institution that issues the Buyer’s payment card. The Issuing Bank’s relationship is with the Buyer (cardholder).

The Company has disclosed a diagram of the parties involved on Page 10 of the Company’s Form 10-K for the fiscal year ended December 31, 2017 (File No. 001-37622) originally filed with the Commission on February 27, 2018.

The Company respectfully advises the Staff that the sequence of the activities involved in transaction processing is as follows:

•

For in person transactions, the Buyer pays for a good or service at a Seller, by swiping or dipping their payment card, or by tapping their Near Field Communication-enabled payment card through a mobile device on either a Square reader for contactless and chip or a Square Register, which captures the Buyer’s account information. For card not present transactions, payment card information is manually keyed into the Square Point of Sale software, Square Invoices, Square Virtual Terminal, or the Seller’s e-commerce website.

•	The Square Point of Sale software sends the transaction information to the Company, which acts as the Payment Service Provider and the merchant of record.

•	The Company’s platform performs pre-authorization checks to identify potentially fraudulent transactions.

•

The Company transmits the transaction information to the Acquiring Processor. The Company can use any of the Acquiring Processors it has contracted with at its discretion. The selection of such an Acquiring Processor is driven by the Company’s efforts to optimize its own costs, which are affected by the volume of business routed to the various Acquiring Processors.

•	The Acquiring Processor selected by the Company routes the transaction to the appropriate Card Network affiliated with the Buyer’s payment card.

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•	The Acquiring Processor then routes the transaction through the Card Network to the Issuing Bank, which authorizes or declines the transaction for the Buyer’s payment card.

•

Upon authorization, the Issuing Bank sends a notification through the Card Network to the Company, who then notifies the Seller that the transaction has been successfully authorized, and at the same time triggers a disbursement of funds to the Acquiring Bank through the Card Network for the transaction amount.

•

The Company transfers the funds to the Seller’s bank account, net of the service fee charged by the Company as the Payment Service Provider. Typically such funds settle by the business day after the date of the transaction via ACH transfers or the same day via its Instant Deposit service for an additional transaction fee.

•	The Acquiring Bank settles the Buyer payments to the Company, typically in one to two business days after the date of the transaction.

In general, the Company initiates a settlement of a processed transaction to the Seller’s bank account at the end of the business day, such that the Seller would generally receive their funds by the next business day. At the same time, the Company initiates the process to recover the funds from the Buyer. As a result, the Seller will generally have access to their funds by the next business day, even though it takes the Company longer to recover the funds from the Buyer.

Company controls services before transfer to customers

Under ASC 606-10-55-36A, the specified services to the Seller are transaction processing services, which incorporate all the activities that result in collecting the funds from an Issuing Bank of the Buyer’s payment card to deliver to the Seller, net of service fees. In assessing whether the Company controls the specified service before that service is transferred to the customer, the Company first considered the guidance in ASC 606-10-55-37A which states:

“When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any of the following:

a. A good or another asset from the other party that it then transfers to the customer.

b. A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

c. A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services provided by another party into the specified good or service for which the

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customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.”

The Company determined that it controls the specified service prior to transferring control to its customer based on the following:

•

The Company serves as the merchant of record and engages with other vendors to procure the following promises: authorization and settlement, routing the transaction, and sending and receiving transaction information to and from the Card Networks. The Company aggregates these promises with its own pre-authorization services and then adds additional value by generally providing next day settlement services prior to the Company receiving funds from the Acquiring Banks. The Company provides the combined service or output to the Seller. The Company controls these services in that the other parties in the chain have no obligation to provide anything directly to the Seller. Rather, the Company acquires the right to these services by being the merchant of record and directing the other parties to perform various services on its behalf.

•

The funds from the Issuing Bank are remitted to the Company and not to the Seller. The Company generally pays the Seller in advance and receives the settlement later when the Acquiring Bank remits the funds from the Issuing Bank to the Company. Acquiring Processors generally settle transactions after three business days in the U.S. for large processors or up to seven business days for international transactions or those involving small processors, whereas the Company generally provides next day settlement for its Sellers and is able to do so because the Company is the merchant of record.

•

In infrequent situations, when a transaction is settled to the Company before the Company has remitted payment to the Seller, the Company controls the funds settled, is contractually entitled to any interest earned, and is permitted to utilize the funds for core business operations.

•

The Company directs the use of the services since the Company has discretion in determining the specific sub-service provider (Acquiring Processors) to use for any of the Seller transactions. For example, the Company may decide to push volume through Acquiring Processors that provide more favorable pricing to the Company or negotiate with new Acquiring Processors as needed. The Company also negotiates supplier rebates and joint-marketing funds directly with the Card Networks and does not pass those benefits through to the Sellers. Therefore, the Company benefits directly from those rebates since they are not directly passed on to the Sellers.

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•

As the transactions are processed, the Seller has no direct contact with the sub-service providers and, as indicated above, is paid directly by the Company in advance of the Company receiving payments from the sub-service providers. Effectively, it is the Company that directly receives the sub-services and not the Seller. While Sellers may be aware that there are other third party sub-service providers that participate in the process of settling a transaction and the Seller agrees to the Card Network’s and Acquiring Bank’s terms, as summarized in the Company’s terms of service that the Seller agrees to, from the standpoint of the Acquiring Processors, the Acquiring Banks, and the Card Networks, the Seller does not assume control since the Company is the merchant of record for the transaction and not the Seller. Additionally, while Sellers are party to specific rules and conditions that are established by the credit networks and communicated by the Company through its terms of service, the Company is ultimately responsible for ensuring Card Network terms are followed and the Company, not the Seller, will be held liable if the terms are not followed. Since the Company is the merchant of record, others who participate in the process of settling a transaction do not have direct contact with the Seller as the transactions are processed.

•

The Company’s contractual rights to the sub-services provided by the Acquiring Processors and Card Networks do not directly transfer to the Sellers and are not a specified good or service in the arrangement with the Sellers. Accordingly, through the Company’s contractual arrangements with the sub-service providers, only the Company can control the provision of the services.

•

The Company directs the flow of funds throughout the process from initiation to settlement. The Company remits the transaction information to the Acquiring Processor, which includes the transaction date, the amount, the type of card that was used, whether the card was present or not, and the bank account to which the funds should ultimately be settled to. The Company then remits funds to the Seller from its own bank accounts.

•

The Company notes that through the contractual arrangements with the Sellers, the Company has a right to provide transaction processing services to the Sellers before such services are provided. Additionally, the terms of the contractual arrangements with the service providers give the Company the ability to control the provision of such services on its behalf.

The Company also referenced Example 46A in ASC 606-10-55-324 A through G which describes a scenario where an entity provides maintenance services to its customers using third party service providers. The entity in this example has contracted with its customers to provide office maintenance services and separately contracted with service providers to provide the maintenance services. The entity is responsible for ensuring that office maintenance services are performed in accordance to their terms of service with their customers. The entity is liable to pay the service providers even if its customers fail to pay. The entity has the power to decide which service provider provides services to a customer. This example concludes that the entity controls the services because the right to receive maintenance services does not transfer to its customers, and hence the entity retains the ability to direct the use of, and obtain substantially all the remaining benefits from its arrangements with the service providers. For example, the entity can decide whether to direct the service provider to provide the office maintenance services for

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that customer, or for another customer, or at its own facilities, and the customer does not have a right to direct the service provider to perform services that the entity has not agreed to provide. Similar to this example, the Company contracts with Sellers separately from its contract arrangements with the service providers. The Company is liable to the service providers even if a Seller fails to pay. The Company decides which service provider to use, similar to how the entity in the example selects which third party to perform the office maintenance services in accordance with the terms of service the entity has entered into with the customer. Also, similar to the example, the Sellers do not obtain contractual rights to the arrangements between the Company and the service providers. The Company believes it provides a transformative service of integrating all of the components of our service into a single managed payment solution.

The Company also considered the indicators in paragraph 606-10-55-39 and determined that the indicators provide further evidence that the Company controls the specified services before they are provided to the customer.

a.

“The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.” - The Seller views the Company as primarily responsible for fulfilling the promise to the transaction processing service, which is performed by processing transactions and delivering the funds to the Seller. The Seller does not directly interface with the Acquiring Processors or the Acquiring Bank as transactions are processed. In fact, the customer is not made aware of which Acquiring Processor is utilized by the Company to settle their specific transactions. The value proposition that the Company provides to distinguish itself from others is an integrated managed payments solution and the ability to provide our customers with next business day settlement – whereas Acquiring Processors generally take a few business days to settle funds. Therefore, the Company facilitates processing payments with funds for transactions generally being settled by the next business day, regardless of whether or not the Acquiring Processors have settled with the Company for those same transactions. In this respect, the Company is viewed as the principal.

b.

“The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and

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obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.” - After the Issuing Bank has authorized a transaction for the Buyer, risks associated with Seller chargebacks are born by the Company. There is no refund of Acquiring Processor fees when a Seller chargeback occurs. In this respect, the Company is viewed as the principal.

c.

“The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.” - The Company has discretion in establishing the price or service fee for the specified service that is charged to Sellers. The Company charges Sellers either a standard fee or a fee that is independently negotiated with Sellers. Because the Company has discretion in establishing the price for the specified service, unlike certain traditional payment processors offered in the marketplace, the Company does not simply enter into arrangements with Acquiring Processors and pass costs incurred directly to our Sellers. Additionally, the Company generally has complete discretion as to which Acquiring Processor to utilize to process a transaction. The costs incurred can vary by Acquiring Processors and volume and the Company is able to decide which Acquiring Processor to utilize – regardless of the customer, since the Company generally provides next business day settlement. In this respect, the Company is viewed as the principal.

Based on the preceding analysis, the Company concluded that it is the principal in providing the specified services and should recognize revenue in the amount of consideration to which it is entitled from the customer in exchange for the specified services.

Alternative view considered

The Company respectfully advises the Staff that the Company also considered an alternative view that the Company could be viewed as the agent given that it contracts with third party sub-service providers in delivering the performance obligation to the customer. The Company considered that it is the merchant of record and controls the transaction processed in order to deliver it to its customer, the Seller. The Company negotiates the transaction fees that it charges to its customers instead of simply passing through network and processing charges from the sub-service providers to the Seller. The Company also has the ability to direct the transaction to a specific Acquiring Processor and can manage the sub-service providers as they would any other vendor relationships, for example, by negotiating fees and volume rebates. The

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Company’s promise is not to pass through the individual authorization, settlement and processing services from others, as is typical in traditional payment processing. Rather, as discussed above, the Company’s promise is to provide its managed payments solutions offering and ultimately settle transactions for Sellers in cash (less fees charged by the Company). To fulfill this promise, the Company must deliver on the combined service collectively. The utility to the Seller is in the full suite of the promises and not in each individual obligation when considered on a standalone basis. The Company acknowledges it is aware of entities which offer traditional payment processing services that are deemed to be the agent under ASC 606, however there are significant contractual and structural differences between those entities and the Company’s structure and role in the transaction processing ecosystem. Those entities are not the merchant of record and may occupy more of an agency position by connecting the parties and directly passing on fees to the customer. As the merchant of record, the Company relieves the Seller of the various burdens of transaction processing, such as complicated applications with sustaining a credit card acceptance program, ensuring PCI compliance, or performing pre-authorization checks to identify potentially fraudulent transactions. The Company is providing the specified service, which is a combined output of sub-services they contract with third parties for and additional value it brings, to the Seller directly.

Control under ASC 606 versus control as discussed in risk factors

The Company notes that it has disclosed in the risk factors on Page 58 of the Form 10-Q for the fiscal quarter ended June 30, 2018 (File No. 001-37622) originally filed with the Commission on August 1, 2018 that to provide its managed payments solution and other products and services, the Company relies on third parties that it does not control, such as the payment Card Networks, our Acquiring Processors, the payment card issuers, various financial institution partners (including those for Square Capital and Cash App), systems like the Federal Reserve Automated Clearing House, and other partners. The Company relies on these third parties for a variety of services, including the transmission of transaction data, processing of chargebacks and refunds, settlement of funds to our Sellers, and the provision of information and other elements of our services. For example, the Company currently relies on three Acquiring Processors in the United States, Canada and Japan and two for each of Australia and the United Kingdom. While the Company believes there are other Acquiring Processors that could meet its needs, adding or transitioning to new providers may significantly disrupt our business and increase our costs. In the event these third parties fail to provide these services adequately, including as a result of financial difficulty or insolvency, errors in their systems or events beyond their control, or refuse to provide these services on terms acceptable to the Company or at all, and the Company is not able to find suitable alternatives, the Company’s business may be materially and adversely affected.

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The Company respectfully advises the Staff that the purpose of including this risk factor is to inform the users of the financial statements that in order to deliver the managed payments solutions offering to its customers, the Company integrates services from other third party providers and issues arising from such third party providers could disrupt the Company’s ability to provide services to the Company’s customers. Control as used in this context refers to the ability to control the operations of these entities either through voting rights or other arrangements and is different from the control of services offered by the Company to its Sellers as contemplated in ASC 606, which is explained above.

* * * * *

If you have any questions or comments, please contact me at 415-375-3176.

Very truly yours,

/s/ Ajmere Dale

Ajmere Dale

Chief Accounting Officer

cc:

Sarah Friar

Chief Financial Officer, Square, Inc.

Sivan Whiteley

General Counsel and Corporate Secretary, Square, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Lisa Stimmell, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Charles Lynch, KPMG LLP